BB 3/6

8-66765

[redacted]

08026853

)MMISSION

... 20549

SEC Mail Processing Section

FEB 29 2008

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Odyssey Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S Florida Ave. Suite 800

(No. and Street)

Lakeland	FL	33801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown 404-303-8840 ext 205

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baumann, Raymondo & Company, P.A.

(Name – *if individual, state last, first, middle name*)

405 N. Reo Street, Suite 200	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

PROCESSED

MAR 21 2008

THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/20

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Odyssey Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP
Title

Notary Public

JAMES W. TYSON
NOTARY PUBLIC
FORSYTH COUNTY, GA
MY COMMISSION EXPIRES
JAN 8 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODYSSEY SECURITIES, LLC

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007 AND 2006

ODYSSEY SECURITIES, LLC

FINANCIAL STATEMENTS

and

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007 AND 2006

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

We have audited the accompanying statement of financial condition of Odyssey Securities, LLC (the Company) as of December 31, 2007, and the related statements of operations, member's capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Odyssey Securities, LLC for the year ended December 31, 2006 were audited by other auditors whose report, dated February 16, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odyssey Securities, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Baumann, Raymondo & Company, P.A.
February 26, 2008

ODYSSEY SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
Assets		
Cash	$ 404,825	$ 1,009,621
Due from related parties	101,200	74,444
Property and equipment, at cost less accumulated depreciation of $ 15,108 and $9,004 at December 31, 2007 and 2006, respectively	19,521	25,625
Note receivable - member	50,000	50,000
Total assets	$ 575,546	$ 1,159,690
Liabilities		
Accrued expenses	$ 90,847	$ 56,437
Equity		
Member's capital - McHugh	211,558	340,278
Member's capital - Odyssey Advisors, LLC	273,141	762,975
Total equity	484,699	1,103,253
Total liabilities & equity	$ 575,546	$ 1,159,690

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue		
Dealer fees	$ 6,088,398	$ 6,588,136
Interest income	2,500	2,500
Total revenue	6,090,898	6,590,636
Expenses		
Broker commissions	4,048,640	4,577,402
Depreciation	6,103	5,566
Legal fees	68,435	30,021
Professional fees	44,343	33,688
General and administrative	195,996	251,673
Registration fees	16,725	20,557
Salaries and benefits	664,438	614,704
Travel and entertainment	60,990	73,230
Total expenses	5,105,670	5,606,841
Net income	$ 985,228	$ 983,795

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF MEMBER'S CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Scott McHugh	Odyssey Advisors, LLC	OSI-LLC	Total Equity
Balance, December 31, 2005	$ (141,782)	$ 361,240	$ -	$ 219,458
Capital contribution	-	200,000	-	200,000
Distributions	-	(300,000)	-	(300,000)
Net income	482,060	501,735	-	983,795
Balance, December 31, 2006	340,278	762,975	-	1,103,253
Capital contribution	-	-		-
Equity transfer	-	(76,675)	76,675	-
Distributions	(611,482)	(686,300)	(306,000)	(1,603,782)
Net income	482,762	-	502,466	985,228
Balance, December 31, 2007	$ 211,558	$ -	$ 273,141	$ 484,699

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

The Company had no subordinated claims as of December 31, 2007, or any time during the year then ended.

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Operating Activities		
Net income	$ 985,228	$ 983,795
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	6,103	5,566
(Increase) Decrease in assets		
Due from related parties	(26,756)	(74,444)
Increase in liabilities		
Accrued expenses	34,411	30,840
Net cash from operating activities	998,986	945,757
Investing Activities		
Purchases of property and equipment	-	(3,627)
Net cash used by investing activities	-	(3,627)
Financing Activities		
Contributions	-	200,000
Distributions	(1,603,782)	(300,000)
Net cash used by financing activities	(1,603,782)	(100,000)
Net increase (decrease) in cash and cash equivalents	(604,796)	842,130
Cash and cash equivalents at beginning of year	1,009,621	167,491
Cash and cash equivalents at end of year	$ 404,825	$ 1,009,621

The accompanying notes are an integral part of these financial statements.

ODYSSEY SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Odyssey Securities, LLC was formed in 2004 and became an NASD member in 2005, to manage the distribution and marketing of limited partnership units of direct participation programs. Odyssey Diversified Properties, Inc. is the General Partner of the investment programs to be distributed by Odyssey Securities, LLC. The primary focus of Odyssey Securities, LLC is to develop and maintain a broad distribution channel by building a network of retail broker-dealers that will enter into selling agreement contracts for the retail sale of the limited partnership units of Odyssey Diversified Properties, Inc.'s direct participation programs. As a result, the primary revenue source for Odyssey Securities, LLC is in the form of "dealer/manager fees" from the contract it maintains with the General Partner to act as the distributor broker-dealer and provide marketing and distribution services for the investment programs.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition
Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes and Accounts Receivable
Notes and accounts receivable are shown at net realizable value.

Property and Equipment
Property and equipment is comprised solely of furniture, computers and computer related items at December 31, 2007 and 2006. Furniture and computers are stated at cost and depreciation is calculated using the straight-line method over a seven and five year useful life, respectively.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising
The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place.

NOTE B – INCOME TAXES

The Company is organized as Florida Limited Liability Company (LLC) and as such the taxable income or loss is passed on to the respective members. Accordingly, the accompanying financial statements do not include a provision for income taxes.

NOTE C – RELATED PARTY TRANSACTIONS

The Company leased office space from a related party for $ 33,262 and $ 26,194 for the years ending December 31, 2007 and 2006, respectively. Similarly, the performance of payroll and legal services were performed by related parties.

Dealer fees were derived entirely from related entities. Amounts due from related parties are for outstanding dealer fees earned during the month of December for each of the years ending December 31, 2007 and 2006.

NOTE D – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the firm's net capital, when divided by aggregate indebtedness, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital, as defined, of $ 313,978, which is $ 308,978 in excess of its required net capital of $5,000. The Company's net capital ratio was .0289 to 1.

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

We have audited the accompanying financial statements of Odyssey Securities, LLC for the year ended December 31, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

BAUMANN, RAYMONDO & COMPANY, P.A.
February 26, 2008

ODYSSEY SECURITIES, LLC
COMPUTATIONS OF NET CAPITAL AND THE NET CAPITAL REQUIREMENTS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISION
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
Net Capital		
Stockholder's Equity	$ 484,699	$ 1,103,253
Deductions - non allowable assets	(170,721)	(150,069)
Net capital	$ 313,978	$ 953,184
Aggregate Indebtedness		
Liabilities	$ 90,847	$ 56,437
Computation of Basic Net Capital Requirement		
Minimum net capital requirement per SEC rule 15c3-1	$ 5,000	$ 5,000
Ratio of Aggregated Indebtedness to net capital	0.28934193	0.05920893
* Reconciliation with Company's computation of net capital		
Net capital, as reported in Company's focus report (unaudited)	$ 313,978	$ 1,006,620
Audit adjustments	-	(53,436)
Net capital, as reported above	$ 313,978	$ 953,184

ODYSSEY SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption (k)(2)(i).

In accordance with sub paragraph (k)(2)(i), the Company is exempt from the possession and control requirements under SEC Rule 15c3-3.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
Odyssey Securities, LLC
Lakeland, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Odyssey Securities, LLC (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13**
2. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System**

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BAUMANN, RAYMONDO & COMPANY, P.A.
February 26, 2008

END